Exhibit 99.2

December 16, 2021 Arqit Quantum Inc. (NASDAQ: ARQQ) 2021 Fiscal Year Earnings Call Presentation Stronger simpler encryption JM0

Safe Harbor Statement 2 The statements in this presentation that are not historical facts, including, most importantly, those statements preceded by, or that include, the words “will,” “may,” “believe,” “projects,” “expects,” “anticipates” or the negation thereof, or similar expressions, constitute “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) . These statements may include, but are not limited to, statements regarding our future operating results and growth . For all “forward - looking statements,” Arqit Quantum Inc . (the “Company”) claims the protection of the safe harbor for forward - looking statements contained in the Reform Act . Such forward - looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements . These risks, uncertainties and other factors are discussed in the reports filed by the Company with the Securities and Exchange Commission, including its most recent report on Form 20 - F, as they may be amended from time to time . The Company disclaims any intent or obligation to update these forward - looking statements .

3 Our mission To use our world leading quantum encryption platform to keep safe the data of our governments, enterprises and citizens. TM0

ARQIT

Highlights for FY2021

Transformational year both operationally and financially

Completed combination with Centricus Acquisition Corp and NASDAQ listing.

- ARQQ trading commenced September 7, 2021.

Ended the fiscal year with a net cash position of $87m.

- Sufficient to implement our business plan.

Commenced full commercialization of Arqit's QuantumCloud™ in September.

- Revenue billings began in Q4 of FYE 2021.

Enhanced internal capabilities across key disciplines.

- Sales, engineering and legal/compliance – to accelerate Arqit's realization of its first to market advantage.

Signed agreements and contracts representing greater than $130m in contract value with leading global organizations across our targeted end markets.

- Validating our technology and market demand.
- Identified opportunities continue to increase and sales cycle pull through progressing.

4

5 Problem – Legacy encryption is obsolete It was never intended to protect our hyper connected world. PKI was designed decades ago. Quantum computers will soon compromise the mathematics at the heart of PKI. It has many vulnerabilities in its implementation for attackers to exploit. The world is being urged to create and adopt new protections. The efforts to make PKI more resistant to quantum attack are temporary and pose grave problems in usability.

Quantum threat is profound “…the threat to information protected by asymmetric cryptography [PKI] exists now because an adversary can collect currently encrypted data and break it when quantum computation becomes available”. U.S. Department of Homeland Security 10/21. “[organisations] fear that quantum computers — which rely on sub - atomic uncertainties for incredible speed — may soon stop crashing for long enough to decode secret data.” Financial Times 8/21. “In the 2020s, Chinese economic espionage will likely increasingly steal data that could be used to feed quantum simulations ”. Booz Allen 11/21. ” Artificial Intelligence (AI), quantum computing and digital technology have combined to completely transform the way human intelligence is gathered by spies, presenting MI6 with major challenges in the digital age." MI6 chief, Richard Moore. “Our team is developing a suite of scalable, increasingly larger and better processors, with a 1,000 - plus qubit device, called IBM Quantum Condor, targeted for the end of 2023.” IBM 9/20. “it may be decades before the community replaces most of the vulnerable public - key systems currently in use... There are multiple candidate classes for post - quantum cryptography. Unfortunately, each class has at least one requirement for secure implementation that makes drop - in replacement unsuitable.” National Institute of Standards and Technology, US Department of Commerce 4/ 21.JM0

Solution – A new way to agree symmetric encryption keys Arqit’s transformational innovation. A completely new way to create and agree unbreakable symmetric keys. Symmetric keys are the solution. ▪ Long Random number cannot be broken by computers. ▪ Used with physical couriers for decades. ▪ Previously not possible to agree them electronically with adequate security. Suitable for hyper - scale. Software, fulfilled from the cloud, automatically creates keys in infinite volumes at minimal cost. Solves the problem for every connected device in the world. Simple to implement. The keys are used in a global standard algorithm that is already widely used called AES256.

What does the product do?

- QuantumCloud™ has transformational innovation in a satellite quantum protocol, and new endpoint software cryptography.
- In 2023 two quantum satellites will launch to deliver the root source of randomness to data centres in a fully quantum safe manner, using an Arqit patented quantum protocol "ARQ19". In our network today, the role of satellites is emulated in data centres, pending launch.
- Devices like phones, servers, cars or fighter jets want to communicate securely together:
  - They both acquire a "bootstrap key" on day one using an Arqit patented method.
  - They mutually authenticate with QuantumCloud™.
  - QuantumCloud™ sends a new shared secret down to the endpoints.
  - The devices now create a new shared symmetric key.
  - They use that key inside an AES256 algorithm to securely share information over classical channels.
  - These keys are computationally secure, zero trust, unlimited group size and optionally one-time use.


1,435 patent claims
QuantumCloud™
BOB
ALICE

9 9 How we go to market Private Instance ▪ Major Customers buy a “Private Instance ”. ▪ A fully sovereign controlled end to end delivery of Arqit’s tech stack with unlimited key creation license and lifetime support . Channel Partnership ▪ National Champions buy “Master Distribution Rights” in order to sell to and support major enterprise and government users. ▪ They make a multi - year commitment in return for a degree of quasi - exclusivity. Platform - as - a - Service ▪ The software can be bought on a cloud served PaaS basis, chargeable by reference to key volume . An infinitely scalable revenue model, launching in 2022.

Arqit market focus

Tech applies to every vertical in the World, but early Customers secured in key vertical markets.

- **In Phase 1,** we generated key customers and partners in :

  Defence | Telecoms | Financial Services | IoT

- We are focused now monetising those relationships in the current financial year to achieve forecasts, mainly through the sale of Private Instance.
- **In Phase 2**, building on the reputation benefits of major global institutions adopting the QuantumCloud™, the PaaS will address a global marketplace with cloud fulfilled execution.



Phase 1:
Early focus sectors
Gov & Defence
Financial Services
Telecoms
IoT
babcock
trusted to deliver
UK Government
BLUEBEAR
Sumitomo
NORTHROP GRUMMAN
NEOM نيوم
DENTONS
BT
verizon
JUNIPER NETWORKS
Phase 2:
Global PaaS to address every enterprise and government user in the world

ARQIT

Targeted market success

Defence	Telco	Financial Services	IoT
Federated Quantum Systems consortium formed to sell "private instances" to governments 30 identified potential customers to date representing significant near term opportunity	**Agreement to become channel partners and incorporate QuantumCloud™ into their own product offering**	**Agreement to develop a self-sovereign identity system** Broad application within legal and financial sectors **Additional identified opportunities in blockchain/digital asset management under development**	**Agreement to to build and trial 'Cognitive City' Quantum Security System**

Net proceeds of c. $96m raised from our NASDAQ listing and combination with CAC 2021 Financial Highlights Cash and cash equivalents of Adjusted loss before tax of 1. Signed contracts with value in excess of $86.9m $15.6m $130m IFRS loss before tax of $271.7m JM0

Outlook for FY 2022 13 Strengthening tailwinds which underpin the need for Arqit’s products . ▪ Weaknesses of PKI ; acceleration of Quantum computing capabilities . Major potential customers are aware of the scale of the problem and the unsuitability of alternatives . ▪ Diligent in promoting QuantumCloud TM as the only end - to - end solution . QuantumCloud TM Release 1 . 0 has been launched live for service . ▪ Channel partners are already promoting it to their customers and enterprise billings have occurred . ▪ Release 1 . 1 is due for launch in February 2022 and will introduce all remaining features . Release 1 . 2 will launch by the end of 2022 to allow the automated cloud fulfilment of all features . Post FYE 2021 contract announcements of NEOM and Blue Bear Systems . ▪ Additional agreements signed, but not yet announced . Increasing identified contract opportunities . ▪ The number of opportunities and the cumulative dollar volume of opportunities continues to grow . Arqit’s confidence in the demand for its product and business case . ▪ Bolstered by technical and commercial success since fiscal year end . .

Q&A

Appendix – Use of Non - IFRS Financial Measures

Use of Non - IFRS Financial Measures Use of Non - IFRS Financial Measures The Company presents adjusted loss before tax, which is a financial measure not calculated in accordance with IFRS . Although the Company's management uses this measure as an aid in monitoring the Company's on - going financial performance, investors should consider adjusted loss before tax in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with IFRS . Adjusted loss before tax is defined as loss before tax excluding reverse acquisition expense and Nasdaq listing expense, which are non - recurring items that are considered by management to be outside the Company’s standard operation, and change in fair value of warrants, which is a non - cash expense . There are limitations associated with the use of non - IFRS financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies . There can be no assurance whether ( i ) items excluded from the non - IFRS financial measures will occur in the future, or (ii) there will be cash costs associated with items excluded from the non - IFRS financial measures . The Company compensates for these limitations by using adjusted loss before tax as a supplement to IFRS loss before tax and by providing the reconciliation for adjusted loss before tax to IFRS loss before tax, as the most comparable IFRS financial measure .

Reconciliation of IFRS loss before tax to and Non - IFRS adjusted loss before tax 17 The Company presents its consolidated statement of comprehensive income according to IFRS and in line with SEC guidance . Consequently, the Company’s charges and costs relating to the business combination with CAC are included as costs within that statement in arriving at loss before tax . The reverse acquisition expense and the changes in warrant values are non - cash expenses . In addition, the reverse acquisition expense and Nasdaq listing expense related to the business combination are non - recurring . After these adjustments are made to the Company’s IFRS loss before tax of $ 271 . 7 m, the Company’s non - IFRS loss before tax is $ 15 . 6 m, as shown in the reconciliation table below . Year ended 30 September 2021 $ Loss before tax in an IFRS basis (271,729,101) Reverse acquisition expense 155,459,939 Change in fair value of warrants 98,090,070 NASDAQ listing expense 2,589,611 Adjusted loss before tax (15,589,481)

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